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06005229

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Patrick Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Wyche (212) 453-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Todd Wyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Security Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Director
Title

02-22-06
Notary Public

LU JONATHAN XIANG YU
NOTARY PUBLIC - STATE OF NEW YORK
OILU607??47
QUALIFIED IN QUEENS COUNTY
My Commission Expires 4/29/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinson Patrick Securities Corporation

Statement of Financial Condition
Year Ended December 31, 2005

Brinson Patrick Securities Corporation
Contents
December 31, 2005

Weiser

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

Board of Directors
Brinson Patrick Securities Corporation

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statement, the shareholders have indicated their intent to continue to fund, as needed, operations and working capital as well as meet its regulatory requirements.

Weiser LLP

New York, N.Y.
February 9, 2006

Assets		
Cash and cash equivalents	$	55,141
Deposit with clearing broker		100,974
Due from clearing broker		26,026
Property and equipment, net of accumulated depreciation and amortization of $14,940		22,816
Investment in limited partnership		286
Prepaid expenses and other		38,595
Total assets	$	243,838
Liabilities And Stockholders' Equity (Deficit)		
Liabilities		
Accounts payable and accrued expenses	$	90,539
Due to related party		16,164
		106,703
Subordinated liabilities to claims of general creditors		215,000
Commitments		
Stockholders' equity (deficit)		
Common stock, no par value, authorized 200 shares, issued and outstanding 60 shares		155,000
Additional paid-in-capital		899,650
Accumulated deficit		(1,132,515)
		(77,865)
Total liabilities and stockholders' equity (deficit)	$	243,838

1. Summary of Business And Significant Accounting Policies

Business
Brinson Patrick Securities Corporation (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statement the Company has a stockholders' deficiency amounting to $77,865. The losses incurred raise questions about the Company's ability to continue as a going concern. The shareholders have indicated their intent to continue to fund, as needed, operations and working capital as well as meet its regulatory requirements and reduce expenditures.

Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

Cash Equivalents
The Company considers highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Investment in Limited Partnership
The Company is a limited partner in a limited partnership under common control. The Company values its investment using the equity method of accounting. The investment is stated at fair value based upon the Company's equity interest reported by this limited partnership.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using straight line method over the estimated useful lives.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Delayed Offering of Common Stock Fees
Delayed offering of common stock fees are commission income and are recognized on a trade date basis.

Income Taxes
The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status therefore, the Company is taxed at regular corporation tax rates.

Use of Estimates
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, a money market investment of $100,974 was held in this account and is reflected as a deposit with a clearing broker in the statement of financial condition.

3. Subordinated Liabilities to Claims of General Creditors

The subordinated borrowing at December 31, 2005 consists of a $200,000 subordinated debt agreement ("Subordinated Debt Agreement") and accrued interest of $15,000 with an officer of the Company, bearing interest of 15% per year and expiring on June 30, 2008.

The subordinated debt agreement has been approved by the NASD and, therefore, is available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

To the extent that such borrowings and accrued interest are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid until June 30, 2008.

4. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's regulatory net capital was $72,852 which was in excess of its minimum requirement of $7,114. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.46 to 1.

5. Property and Equipment

Property and equipment at December 31, 2005 consist of:

		Estimated Useful Lives
Computer hardware	$ 13,840	5 Years
Computer software	23,916	3 Years
	37,756	
Less accumulated depreciation	14,940	
	$ 22,816	

6. Short-Term Borrowings

The Company has a $75,000 revolving line of credit with a bank. The borrowings bear interest at the prime interest rate (7.25%). At December 31, 2005, the Company has no outstanding balance against the revolving line of credit.

7. Related Party Transactions

The Company and Brinson Patrick Capital Management ("BPCM"), an entity under common control, share cost associated with payroll and general and administrative services. At December 31, 2005, $16,164 was due to BPCM.

8. Retirement Plans

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The employer's matching contribution shall be determined by the employer with respect to each plan year.

9. Major Customers

The Company has agreements with unrelated third parties, giving them the ability to raise capital through the Company's Delayed Offering of Common Stock program. The Company serves as the underwriter for these parties and, in return, receives payment in the form of commissions.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.